Mynaric announces Peter Müller-Brühl as new Chair of Supervisory Board

Peter Müller-Brühl elected Chair of Mynaric’s Supervisory Board, with Dr Manfred Krischke elected Vice-Chair

MUNICH, April 29, 2025 – Mynaric(FRA:M0YN) (OTC:MYNAY), a leading provider of industrialized, cost-effective, and scalable laser communications products, today announced that existing Mynaric Supervisory Board member Peter Müller-Brühl has been elected Chair of the Supervisory Board, effective from April 24, 2025.
Müller-Brühl, who has been a member of the company’s Supervisory Board since July 2018, replaces Bulent Altan who resigned as Chair and member of the Supervisory Board on April 1, 2025.
The Supervisory Board also elected Dr Manfred Krischke as Vice-Chair of the Supervisory Board.

“Having served as Vice-Chair, I am honored to take on the role of Chair at such a pivotal moment in Mynaric’s journey. As the company undergoes substantial transformation, I am confident in our collective ability to ensure strong governance and build a resilient, forward-looking organization. I look forward to continuing our close collaboration within the Board and with the leadership team as we support Mynaric’s next chapter.”

Peter Müller-Brühl, Chair of the Supervisory Board

The Supervisory Board consists of:

•
Peter Müller-Brühl, Chair of the Supervisory Board
•
Dr Manfred Krischke, Vice-Chair of the Supervisory Board
•
Margaret Abernathy
•
Arndt Rautenberg

More details on the Supervisory Board are available on the Mynaric website: https://mynaric.com/company/management/

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with an additional location in Los Angeles, California.

For more information, visit mynaric.com.